Consent of Independent Auditors

We hereby consent to the use in this Annual Report on Form 40-F of Dundee Corporation (the “Company”) of our independent auditors' report dated April 10, 2008 on the consolidated balance sheet of the Company as at December 31, 2007 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the effectiveness of internal control over financial reporting as at December 31, 2007 which appears in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 10, 2008